Exhibit 99.1

BORR DRILLING LIMITED ENTERS INTO LETTER OF INTENT FOR THE SALE OF THREE JACK-UPS

Hamilton, Bermuda, June 27, 2022: Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) has signed a binding letter of intent with an undisclosed third party for the sale of 3 high-specification units under construction with Keppel FELS shipyard – namely “Tivar”, “Huldra” and “Heidrun” (the “Transaction Rigs”).

The sale transaction is subject to customary closing conditions and procedures and is expected conclude within 30 days. The Transaction Rigs are expected to be employed by the prospective owner in a captive market and represent limited competition to Borr Drilling’s fleet.

The total consideration for the transaction is USD 320 million, which will be used to pay the delivery instalments of the three rigs and eliminates the associated activation costs that would have applied in the future.

This transaction forms an integral part of the refinancing and optimization of the capital structure of the Company which the Company is working to complete, as it significantly reduces the Company’s capital commitments. The company continues to actively engage with its creditors with a view to completing its refinancing and expects to update the market further on the progress in the coming days.

Upon conclusion of the sale of the Transaction Rigs, the Company’s fleet will be composed of 23 delivered rigs (of which 20 are currently contracted) and two rigs under construction with Keppel FELS. We confirm our ambition of having all 23 delivered rigs contracted by the end of 2022, benefiting from the fast-improving jack-up market.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to the binding letter of intent for the sale of the Transaction Rigs, closing conditions and procedures and expectation to conclude the sale within 30 days, the transfer of responsibility of construction and activation, employment of the rigs by the prospective owner in a captive market and the expectation that this sale to the prospective owner will represent limited competition to Borr Drilling’s fleet, reduction of the Company’s future capital requirements, the Company’s active engagement on its refinancing, composition of the Company’s fleet following conclusion of the sale and ambition to have all 23 active rigs under contract by end of 2022 and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including the risk that the sale of the Transaction Rigs is not consummated on the intended terms or at all, or that the terms of the sale of the Transaction Rigs differ from those described herein including with respect to expected limited competition, and the risk that the Company’s active engagement with creditors does not result in a refinancing of the Company’s debt as it intends, risks relating to the Company’s debt instruments including risks relating to the Company’s ability to refinance its debt as it falls due, risks relating to covenants, risks relating to newbuild commitments, risks relating to the ability to raise financing as needed  and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.